SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)

JAKKS PACIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47012E106

(CUSIP Number)

California Capital Z, LLC

9922 Jefferson Boulevard

Culver City, California 90232

(310) 836-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 47012E106	SCHEDULE 13D/A	PAGE 2 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Patrick Soon-Shiong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO, PF, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 239,622 (See Item 5)
	8	SHARED VOTING POWER 5,461,054 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER 239,622 (See Item 5)
	10	SHARED DISPOSITIVE POWER 5,461,054 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,700,676 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN

* See Instructions

CUSIP No. 47012E106	SCHEDULE 13D/A	PAGE 3 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) California Capital Z, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 3,961,054 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 3,961,054 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,961,054 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – limited liability company

* See Instructions

CUSIP No. 47012E106	SCHEDULE 13D/A	PAGE 4 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) California Capital Equity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 1,500,000 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,500,000 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – limited liability company

CUSIP No. 47012E106	SCHEDULE 13D/A	PAGE 5 OF 9 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NantWorks LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None (See Item 5)
	8	SHARED VOTING POWER 1,500,000 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER None (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,500,000 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – limited liability company

* See Instructions

CUSIP No. 47012E106	SCHEDULE 13D/A	PAGE 6 OF 9 PAGES

This Amendment No. 5 amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”), on October 15, 2012, by California Capital Z, LLC, a limited liability company (“California Capital”), and Dr. Patrick Soon-Shiong with respect to the common stock, par value $0.001 per share (“Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Company”), as amended by (i) Amendment No. 1 thereto, filed with the SEC on April 9, 2013, (ii) Amendment No. 2 thereto, filed with the SEC on April 10, 2013, (iii) Amendment No. 3 thereto, filed with the SEC on July 15, 2013, and (iv) Amendment No. 4 thereto, filed with the SEC on July 22, 2013. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 5) shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of this Schedule 13D is hereby amended to include the following information:

California Capital Equity, LLC, a Delaware limited liability company (“California Equity”) is joining Dr. Soon-Shiong, California Capital and NantWorks as a joint filer of this Schedule 13D. California Equity is an investment vehicle for Dr. Soon-Shiong.

The principal executive office of California Equity is located at 9922 Jefferson Boulevard, Culver City, California 90232.

During the last five years, California Equity has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, California Equity has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which California Equity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Schedule 13D has previously and erroneously identified California Capital as the sole member of NantWorks LLC (“NantWorks”). California Equity is the correct sole member of NantWorks. Dr. Soon-Shiong is the sole member of both California Capital and California Equity.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

The following calculations of percentage ownership of the outstanding Common Stock are based on 22,373,094 shares of Common Stock outstanding as of November 6, 2015, as reported in the Form 10-Q filed by the Company with the SEC on November 9, 2015.

(a)-(b)	Due to its ownership of the Warrant (as defined in Amendment No. 3 to this Schedule 13D), NantWorks may be deemed to beneficially own 1,500,000 shares of Common Stock, representing approximately 6.3% of the outstanding Common Stock (after giving effect to the exercise of the Warrant). As the sole member of NantWorks, California Equity may be deemed to beneficially own all Common Stock owned by NantWorks. Accordingly, California Equity may be deemed to beneficially own, in the aggregate, 1,500,000 shares of Common Stock, representing approximately 6.3% of the outstanding Common Stock (after giving effect to the exercise of the Warrant).

California Capital directly owns 3,961,054 shares of Common Stock, representing approximately 17.7% of the outstanding Common Stock.

CUSIP No. 47012E106	SCHEDULE 13D/A	PAGE 7 OF 9 PAGES

Dr. Soon-Shiong directly owns 239,622 shares of Common Stock, representing approximately 1.1% of the outstanding Common Stock. In addition, as the sole member of each of California Capital and California Equity, Dr. Soon-Shiong may be deemed to beneficially own all Common Stock beneficially owned by California Capital and by California Equity (including all Common Stock beneficially owned by NantWorks). Accordingly, Dr. Soon-Shiong may be deemed to beneficially own, in the aggregate, 5,700,676 shares of Common Stock, representing approximately 23.9% of the outstanding Common Stock (after giving effect to the exercise of the Warrant).

Dr. Soon-Shiong has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 239,622 shares of Common Stock that are directly owned by him. California Capital may be deemed to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the 3,961,054 shares of Common Stock that are directly owned by California Capital with Dr. Soon-Shiong. NantWorks may be deemed to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the 1,500,000 shares of Common Stock issuable upon exercise of the Warrant with California Equity and Dr. Soon-Shiong.

Item 5(c) of this Schedule 13D is hereby amended to include the following information:

(c)	On November 20, 2015, California Capital sold 41,687 shares of Common Stock on the open market at a weighted average price of $7.9983 per share.

On November 23, 2015, California Capital sold 118,209 shares of Common Stock on the open market at a weighted average price of $8.0041 per share.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

5	Joint Filing Agreement, dated as of November 25, 2015, among Dr. Patrick Soon-Shiong, California Capital Z, LLC, California Capital Equity, LLC, and NantWorks LLC (filed herewith).

CUSIP No. 47012E106	SCHEDULE 13D/A	PAGE 8 OF 9 PAGES

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated: November 25, 2015

CALIFORNIA CAPITAL Z, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

PATRICK SOON-SHIONG

/s/ Patrick Soon-Shiong

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Charles Kenworthy
Its:	Manager

NANTWORKS LLC

By:	/s/ Charles Kenworthy
Its:	Authorized Signatory

CUSIP No. 47012E106	SCHEDULE 13D/A	PAGE 9 OF 9 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of October 15, 2012, between California Capital Z, LLC and Dr. Patrick Soon-Shiong (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 15, 2012).

2	Joint Filing Agreement, dated as of July 5, 2013, among Dr. Patrick Soon-Shiong, California Capital Z, LLC and NantWorks LLC (incorporated by reference to Exhibit 2 to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on July 15, 2013)

3	Warrant for the Purchase of Common Stock, dated as of September 12, 2012, by JAKKS Pacific, Inc. in favor of NantWorks LLC (incorporated by reference to Exhibit 3 to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on July 15, 2013).

4	Registration Rights Agreement, dated as of September 12, 2012, between JAKKS Pacific, Inc. and NantWorks LLC (incorporated by reference to Exhibit 4 to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on July 15, 2013).

5	Joint Filing Agreement, dated as of November 25, 2015, among Dr. Patrick Soon-Shiong, California Capital Z, LLC, California Capital Equity, LLC, and NantWorks LLC (filed herewith).